As filed with the Securities and Exchange Commission on April 26, 2006
                                                     Registration No. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                             CATHAY GENERAL BANCORP
             (Exact name of registrant as specified in its charter)

               Delaware                                 95-4274680
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                Identification No.)

                               777 North Broadway
                          Los Angeles, California 90012
                                 (213) 625-4700
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 Dunson K. Cheng
                 Chairman, President and Chief Executive Officer
                             Cathay General Bancorp
                               777 North Broadway
                          Los Angeles, California 90012
                                 (213) 625-4700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                        Copies of all communications to:
                             James M. Rockett, Esq.
                             Maureen A. Young, Esq.
                             Venrice R. Palmer, Esq.
                              Bingham McCutchen LLP
                            Three Embarcadero Center
                         San Francisco, California 94111
                            Telephone: (415) 393-2000
                            Facsimile: (415) 393-2286
                     Email: James.Rockett@Bingham.com
                            Maureen.Young@Bingham.com
                            Venrice.Palmer@Bingham.com

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [X]

         If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED          PROPOSED
                                                                  MAXIMUM           MAXIMUM
                                               AMOUNT             OFFERING         AGGREGATE        AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES              TO BE               PRICE            OFFERING       REGISTRATION
TO BE REGISTERED                             REGISTERED         PER SHARE (3)        PRICE            FEE (3)
----------------------------------------   --------------      --------------   ----------------   --------------
Common Stock, $0.01 par value (1)               1,181,164(2)   $        38.27   $  45,203,146.28   $     4,836.74

(1) Also includes associated rights to purchase preferred stock of the Registrant, which rights are not currently separable from the shares of common stock and are not currently exercisable.

(2) The common stock being registered consists of 1,181,164 shares of common stock issued to electing shareholders of Great Eastern Bank after the closing of the Registrant's tender offer for Great Eastern Bank, which expired on April 6, 2006.

(3) Estimated solely for purposes of calculating the registration fee, based upon the average of the high and low closing prices on Nasdaq on April 24, 2006, pursuant to Rule 457(c) under the Securities Act.

                                   ----------

================================================================================

PROSPECTUS

                                1,181,164 SHARES

                        [LOGO OF CATHAY GENERAL BANCORP]
                               777 NORTH BROADWAY
                          LOS ANGELES, CALIFORNIA 90012

                                  COMMON STOCK

         This prospectus relates to the offer and sale from time to time by the selling stockholders listed under "Selling Stockholders" in this prospectus of up to 1,181,164 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders acquired the shares of our common stock covered by this prospectus after the closing of the tender offer we made for the outstanding shares of Great Eastern Bank, which expired on April 6, 2006, as further described in the documents incorporated by reference into this prospectus and below under "Selling Stockholders".

         The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for shares of our common stock or through privately negotiated transactions.

         Our common stock is listed on the Nasdaq National Market under the symbol "CATY." On April 25, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $38.76 per share.

Investing in our common stock involves risks. See the "Risk Factors" which begin on page 5.

         None of the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the California Department of Financial Institutions, the New York State Superintendent of Banks or any other regulatory body has approved or disapproved of the shares of Cathay common stock offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The shares of Cathay common stock offered hereby are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

                 The date of this prospectus is April 26, 2006.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary                                                             3
Risk Factors                                                                   4
Forward-Looking Statements                                                     9
Use of Proceeds                                                               10
Selling Stockholders                                                          10
Description of Capital Stock                                                  13
Plan of Distribution                                                          16
Legal Matters                                                                 18
Experts                                                                       18
Where You Can Find More Information                                           18
Incorporation of Certain Documents by Reference                               18

In this prospectus, "Cathay," the "company," "we," "us," and "our" refer to Cathay General Bancorp.

                                   ----------

         This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, shares of Cathay common stock that the selling stockholders received upon the completion of the tender offer by Cathay for outstanding shares of Great Eastern Bank may be sold from time to time as described under "PLAN OF DISTRIBUTION" in this prospectus.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is offering to sell, and is seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

                               PROSPECTUS SUMMARY

         GENERAL

         Cathay General Bancorp is a Delaware corporation and is registered as a bank holding company under the Bank Holding Company act of 1956, as amended. As a bank holding company, Cathay is allowed to acquire or invest in the securities of companies that are engaged in banking or in activities closely related to banking as authorized by the Board of governors of the Federal Reserve System.

         As of December 31, 2005, Cathay had consolidated total assets of approximately $6.4 billion, total net loans of approximately $4.57 billion, total deposits of approximately $4.92 billion, and approximately $773.6 million in stockholders' equity. Cathay common stock trades on the Nasdaq National Market under the symbol "CATY."

         CATHAY BANK

         Cathay's principal asset is its wholly-owned subsidiary, Cathay Bank, a California state-chartered commercial bank, which is among the leading banks in the United States serving the Chinese community.

         Founded in 1962, Cathay Bank offers a wide range of financial services. Cathay Bank currently operates twenty-nine branches in California, four branches in New York State, one in Massachusetts, one in Houston, Texas, one in Washington state, and representative offices in Taipei, Hong Kong, and Shanghai. Cathay Bank's website address is http://www.cathaybank.com. The information on Cathay Bank's website is not a part of this prospectus.

         ADDITIONAL INFORMATION CONCERNING CATHAY AND CATHAY BANK

     Information concerning:

         o    directors and executive officers of Cathay;

         o    executive compensation;

         o    principal stockholders;

         o    certain relationships and related party transactions;

         o    and other matters concerning Cathay and Cathay Bank;

         o financial statements and other financial and business-related information,

is included in Cathay's filings with the SEC which are incorporated by reference into this prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" in this prospectus.

                                  RISK FACTORS

         In deciding whether to purchase the common stock, you should consider the following risks in addition to the other matters discussed in this document and in the documents incorporated by reference in this document.

THE ALLOWANCE FOR LOAN LOSSES IS AN ESTIMATE OF PROBABLE LOAN LOSSES. ACTUAL LOAN LOSSES IN EXCESS OF THE ESTIMATE COULD ADVERSELY AFFECT OUR NET INCOME AND CAPITAL.

         The allowance for loan losses is based on management's estimate of the probable losses from our loan portfolio. If actual losses exceed the estimate, the excess losses could adversely affect our net income and capital. Such excess could also lead to larger allowances for loan losses in future periods, which could in turn adversely affect net income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate or adverse developments arise with respect to our loans, future losses may occur, and increases in the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain loan losses in excess of present or future levels of the allowance for loan losses.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR NET INTEREST INCOME AND ADVERSELY AFFECT OUR BUSINESS.

         The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates, events over which we have no control, may have an adverse effect on net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. Increases in interest rates may adversely affect the ability of our floating rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs.

         Generally, the interest rates on interest-earning assets and interest-bearing liabilities of the Company do not change at the same rate, to the same extent, or on the same basis. Even assets and liabilities with similar maturities or periods of repricing may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset.

         We seek to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition to obtain the maximum spread. We use interest rate sensitivity analysis and a simulation model to assist us in estimating the optimal asset-liability composition. However, such management tools have inherent limitations that impair their effectiveness. There can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates. See also the sections entitled "Risks Elements of the Loan Portfolio" under Item 7 and "Market Risk" under Item 7A of our Annual Report on Form 10-K incorporated by reference into this prospectus.

WE HAVE ENGAGED IN AND MAY CONTINUE TO ENGAGE IN FURTHER EXPANSION THROUGH MERGERS AND ACQUISITIONS, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND EARNINGS.

         We have engaged in and may continue to engage in expansion through mergers and acquisitions. There are risks associated with such expansion. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular transaction, encountering greater than anticipated costs in integrating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired in the transaction. Additional country- and region-specific risks are associated with transactions outside the United States, including in China. To the extent we issue capital stock in connection with additional transactions, these transactions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

         Our earnings, financial condition, and prospects after a merger or acquisition depend in part on our ability to successfully integrate the operations of the acquired company. We may be unable to integrate operations successfully or to achieve expected cost savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

INFLATION AND DEFLATION MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

         The consolidated financial statements and related financial data presented in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation or deflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Conversely, deflation will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

AS WE EXPAND OUR BUSINESS OUTSIDE OF CALIFORNIA MARKETS, WE WILL ENCOUNTER RISKS THAT COULD ADVERSELY AFFECT US.

         We primarily operate in California markets with a concentration of Chinese-American individuals and businesses; however, one of our strategies is to expand beyond California into other domestic markets that have concentrations of Chinese-American individuals and businesses. In the course of this expansion, we will encounter significant risks and uncertainties that could have a material adverse effect on our operations. These risks and uncertainties include increased operational difficulties arising from, among other things, our ability to attract sufficient business in new markets, to manage operations in noncontiguous market areas, and to anticipate events or differences in markets in which we have no current experience.

         To the extent that we expand through acquisitions, such acquisitions may also adversely harm our business, if we fail to adequately address the financial and operational risks associated with such acquisitions. For example, risks can include difficulties in assimilating the operations, technology, and personnel of the acquired company; diversion of management's attention from other business concerns; inability to maintain uniform standards, controls, procedures and policies; potentially dilutive issuances of equity securities; incurrence of additional debt and contingent liabilities; use of cash resources; large write-offs; and amortization expenses related to other intangible assets with finite lives.

OUR FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED BY CHANGES IN CALIFORNIA TAX LAW AND CHANGES IN ITS INTERPRETATION RELATING TO REGISTERED INVESTMENT COMPANIES AND REAL ESTATE INVESTMENT TRUSTS.

         Our effective income tax rate was lower in 2002 and 2001 than in subsequent years due in large part to income tax benefits derived from a registered investment company subsidiary of Cathay Bank. We had relied on the California tax law related to registered investment companies and on an outside tax opinion in creating this subsidiary. In the fourth quarter of 2003, a change in that law was enacted by the California Legislature, which would deny such tax benefits from and after January 1, 2003. On December 31, 2003, the California Franchise Tax Board (FTB) announced its position that certain tax deductions related to regulated investment companies as well as real estate investment trusts prior to January 1, 2003 would also be disallowed.

         In December, 2002, we decided to deregister the registered investment company and, in February, 2003, we completed such deregistration. In addition, in the fourth quarter of 2003, the Company reversed the net state tax benefits recorded in the first three quarters of 2003 relating to the real estate investment trust (REIT) that it formed as a subsidiary of Cathay Bank during 2003. The Company did not record any tax benefits relating to the REIT in the fourth quarter of 2003 and did not record any such benefits in 2004 or 2005.

         As previously disclosed, on December 31, 2003, the California Franchise Tax Board (FTB) announced its intent to list certain transactions that in its view constitute potentially abusive tax shelters. Included in the transactions subject to this listing were transactions utilizing regulated investment companies (RICs) and real estate investment trusts (REITs). As part of the notification indicating the listed transactions, the FTB also indicated its position that it intends to disallow tax benefits associated with these transactions. While the Company continues to believe that the tax benefits recorded in three prior years with respect to its regulated investment company were appropriate and fully defensible under California law, the Company has deemed it prudent to participate in Voluntary Compliance Initiative - Option 2, requiring payment of all California taxes and interest on these disputed 2000 through 2002 tax benefits, and permitting the Company to claim a refund for these years while avoiding certain potential penalties. The Company retains potential exposure for assertion of an accuracy-related penalty should the FTB prevail in its position in addition to the risk of not being successful in its refund claims. As of December 31, 2005, the Company reflected a $12.1 million net state tax receivable for the years 2000, 2001, and 2002 after giving effect to reserves for loss contingencies on the refund claims, or an equivalent of $7.9 million after giving effect to Federal tax benefits. The FTB is currently in the process of reviewing and assessing our refund claims for taxes and interest for tax years 2000 through 2002. Although the Company believes its tax deductions related to the regulated investment company were appropriate and fully defensible, there can be no assurance of the outcome of its refund claims, and an adverse outcome on the refund claims could result in a loss of all or a portion of the $7.9 million net state tax receivable after giving effect to Federal tax benefits.

ADVERSE ECONOMIC CONDITIONS IN CALIFORNIA AND OTHER REGIONS WHERE CATHAY BANK HAS OPERATIONS COULD CAUSE US TO INCUR LOSSES.

         Our banking operations are concentrated primarily in Southern and Northern California, and secondarily in New York, Texas, Massachusetts, and Washington. Adverse economic conditions in these regions, such as the current California budget deficit and its impact could impair borrowers' ability to service their loans, decrease the level and duration of deposits by customers, and erode the value of loan collateral. These events could increase the amount of our non-performing assets and have an adverse effect on our efforts to collect our non-performing loans or otherwise liquidate our non-performing assets (including other real estate owned) on terms favorable to us.

         Real estate securing our lending activities is also principally located in Southern and Northern California, and to a lesser extent, in New York, Texas, Massachusetts, and Washington. The value of such collateral depends upon conditions in the relevant real estate markets. These include general or local economic conditions and neighborhood characteristics, real estate tax rates, the cost of operating the properties, governmental regulations and fiscal policies, acts of nature including earthquakes, flood and hurricanes (which may result in uninsured losses), and other factors beyond our control.

THE RISKS INHERENT IN CONSTRUCTION LENDING MAY ADVERSELY AFFECT OUR NET INCOME.

         As a result of the merger with GBC Bancorp, the Company has a higher proportion of real estate construction loans than it did before the merger. The risks inherent in construction lending may adversely affect our net income. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because such properties have no operating history. In these loans, loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to completion of construction, and the estimated operating cash flow to be generated by the completed project. There is no assurance that such properties will be sold or leased so as to generate the cash flow anticipated by the borrower. Such consideration can affect the borrowers' ability to repay their obligations to us and the value of our security interest in collateral.

OUR USE OF APPRAISALS IN DECIDING WHETHER TO MAKE A LOAN ON OR SECURED BY REAL PROPERTY DOES NOT INSURE THE VALUE OF THE REAL PROPERTY COLLATERAL.

         In considering whether to make a loan on or secured by real property, we generally require an appraisal of such property. However, the appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

WE FACE SUBSTANTIAL COMPETITION FROM LARGER COMPETITORS.

         We face substantial competition for deposits and loans, as well as other banking services, throughout our market area from the major banks and financial institutions that dominate the commercial banking industry. This may cause our cost of funds to exceed that of our competitors. Such banks and financial institutions have greater resources than us, including the ability to finance advertising campaigns and allocate their investment assets to regions of higher yield and demand. By virtue of their larger capital bases, such institutions have substantially greater lending limits than us and perform certain functions, including trust services, which are not presently offered by us. We also compete for loans and deposits, as well as other banking services, with savings and loan associations, finance companies, money market funds, brokerage houses, credit unions and non-financial institutions.

ADVERSE EFFECTS OF BANKING REGULATIONS OR CHANGES IN BANKING REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

         We are regulated by significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers or which serve other public policies and not for the benefit of our stockholders. In the past, our business has been materially affected by such regulation and supervision. This trend is likely to continue in the future. Laws, regulations, or policies currently affecting us may change at any time. Regulatory authorities may also change their interpretation of existing laws and regulations. It is impossible to predict the competitive impact that any such changes would have on commercial banking in general or on our business in particular. Such changes may, among other things, increase the cost of doing business, limit permissible activities, or affect the competitive balance between banks and other financial institutions.

ADVERSE ECONOMIC CONDITIONS IN ASIA COULD ADVERSELY AFFECT OUR BUSINESS.

         It is difficult to predict the behavior of the Asian economy. U.S. economic policies, military tensions, and an unfavorable global economic condition may adversely impact the Asian economy. If the Asian economic conditions deteriorate, we could be exposed to economic and transfer risk, and could experience an outflow of deposits by our Asian-American customers. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with or loans made to such entities. Adverse economic conditions may also negatively impact asset values and the profitability and liquidity of companies operating in this region.

STATUTORY RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS FROM CATHAY BANK MAY ADVERSELY IMPACT US.

         A substantial portion of Cathay's cash flow comes from dividends that Cathay Bank pays to us. Various statutory provisions restrict the amount of dividends that Cathay Bank can pay without regulatory approval. In addition, if Cathay Bank were to liquidate, Cathay Bank's creditors would be entitled to receive distributions from the assets of Cathay Bank to satisfy their claims against Cathay Bank before we, as a holder of an equity interest in Cathay Bank, would be entitled to receive any of the assets of Cathay Bank.

OUR NEED TO CONTINUE TO ADAPT TO OUR INFORMATION TECHNOLOGY SYSTEMS TO ALLOW US TO PROVIDE NEW AND EXPANDED SERVICES COULD PRESENT OPERATIONAL ISSUES AND REQUIRE SIGNIFICANT CAPITAL SPENDING.

         As we continue to offer internet banking and other on-line services to our customers, and continue to expand our existing conventional banking services, we will need to adapt our information technology systems to handle these changes in a way that meets constantly changing industry and regulatory standards. This can be very expensive and may require significant capital expenditures. In addition, our success will depend, among other things, on our ability to provide secure and reliable services, anticipate changes in technology, and efficiently develop and introduce services that are accepted by our customers and cost effective for us to provide. Systems failures, delays, breaches of confidentiality and other problems could harm our reputation and business.

CERTAIN PROVISIONS OF OUR CHARTER, BYLAWS, AND RIGHTS AGREEMENT COULD MAKE THE ACQUISITION OF OUR COMPANY MORE DIFFICULT.

         Certain provisions of our Charter, Bylaws, and Rights Agreement between us and American Stock Transfer and Trust Company, as Rights Agent, could make the acquisition of our company more difficult. These provisions include authorized but unissued shares of preferred and common stock that may be issued without stockholder approval; three classes of directors serving staggered terms; preferred share purchase rights that generally become exercisable if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock; special requirements for stockholder proposals and nominations for director; and super-majority voting requirements in certain situations including certain types of business combinations.

TERRORIST ATTACKS COULD ADVERSELY AFFECT US.

         Any terrorist attacks and responses to such activities could adversely affect the Company in a number of ways, including, among others, an increase in delinquencies, bankruptcies or defaults that could result in a higher level of non-performing assets, net charge-offs, and provision for loan losses.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The statements in this prospectus include forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 regarding management's beliefs, projections, and assumptions concerning future results and events. These forward-looking statements may include, but are not limited to, such words as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "will," "should," "could," "predicts," "potential," "continue," or the negative of such terms and other comparable terminology or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Cathay to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties and other factors include, but are not limited to adverse developments or conditions related to or arising from:

     o   expansion into new market areas;

     o   acquisitions of other banks, if any;

     o   fluctuations in interest rates;

     o   demographic changes;

     o   competitive pressures;

     o   deterioration in asset or credit quality;

     o   changes in the availability of capital;

     o   legislative and regulatory developments;

     o changes in business strategy, including the formation of a real estate investment trust;

     o general economic or business conditions in California and other regions where Cathay Bank has operations; and

     o  other factors discussed in this prospectus under "Risk Factors."

         Actual results in any future period may also vary from the past results discussed in this prospectus. Given these risks and uncertainties, we caution investors in the common stock not to place undue reliance on any forward-looking statements, which speak as of the date of this prospectus. We have no intention and undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision of any forward-looking statement to reflect future developments or events.

                                 USE OF PROCEEDS

         All of the shares of common stock offered pursuant to this prospectus are being offered by the selling stockholders listed under "Selling Stockholders." We will not receive any proceeds from sales of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         The selling stockholders under this prospectus are listed in the table below. The selling stockholders acquired their Cathay shares in a tender offer by Cathay completed in April of 2006. Cathay offered to certain stockholders of Great Eastern Bank to acquire their shares of Great Eastern for Cathay stock or cash, with stock being available only to Great Eastern stockholders who qualified as accredited investors under the provisions of Regulation D under the Securities Act. Those stockholders are the selling stockholders identified below.

         During 2004, Cathay was approached by a number of stockholders of Great Eastern who discussed with Cathay the possibility of selling their Great Eastern stock to Cathay. Various discussions between these stockholders and Cathay ensued. In August of 2005, Cathay entered into stock option agreements with stockholders who in the aggregate held approximately 41% of the outstanding stock of Great Eastern (the "Optionors"). Under the terms of the options, Cathay had the right to buy the Optionors' shares at $40 per share; however, Cathay agreed that during any period of time in which Cathay and Great Eastern were in exclusive negotiations or had entered into a definitive agreement for a business combination, Cathay would not exercise the options but instead would allow the Optionors to retain their Great Eastern shares and participate in the business combination under the terms of any agreement between Cathay and Great Eastern.

         Cathay and Great Eastern entered into an Agreement and Plan of Merger dated as of February 16, 2006, pursuant to which Cathay agreed to commence the tender offer for all of the shares of Great Eastern in which shareholders would receive $58.44 for each share of Great Eastern common stock acquired by Cathay in the tender offer. Accredited investors could elect to receive the merger consideration in shares of Cathay common stock and the offer was conditioned on accredited investors holding at least 45% of the outstanding shares of Great Eastern common stock electing to receive unregistered Cathay common stock. Pursuant to the merger agreement, Cathay agreed to file with the SEC a registration statement (of which this prospectus is a part) to allow those accredited investors who received unregistered Cathay common stock to publicly resell such Cathay stock. The tender offer closed on April 6, 2006, resulting in the issuance of a total of 1,181,164 Cathay common shares, which shares are being offered by this prospectus.

         The directors and executive officers and certain stockholders of Great Eastern who formerly owned in the aggregate more than two-thirds of the outstanding shares of Great Eastern entered into voting and irrevocable proxy agreements with Cathay and Cathay Bank in which they agreed to support the tender offer and the merger of Great Eastern into Cathay Bank. Under these agreements, these selling stockholders agreed to tender all of their shares into the tender offer and that on any Great Eastern stockholder vote, they would vote to approve the merger and related transactions and against any opposing proposal or any alternative transaction, and not be involved in any proxy solicitation or initiate a stockholder vote regarding any opposing proposal, or become a member of a group with respect to any voting securities of Great Eastern concerning an opposing proposal.

         These selling stockholders also agreed (with some limited exceptions) not to dispose of any of their Great Eastern common stock prior to the termination of the support agreements.

         These voting agreements will remain in effect until the effective time of the merger.

         The following table sets forth information with respect to the selling stockholders and the number of shares of common stock which are being offered by each selling stockholder pursuant to this prospectus.

                                                          PERCENT OF      NUMBER OF SHARES
                                 NUMBER OF SHARES         OUTSTANDING      REGISTERED FOR
NAME OF SELLING STOCKHOLDER         OWNED(1)(2)             SHARES          SALE HEREBY
------------------------------   ----------------      ----------------   ----------------
AKM Associates LLC                        173,040(3)                  *            173,040

Hsiu-Yin Chen                               8,499                     *              8,499

Jen-Ter Chen                               84,532                     *             84,532

Joanne Y. Chen                             40,093                     *             40,093

Lung-Chu Chen                               6,512(4)                  *              6,512

Lung-Fong Chen                             51,452                     *             51,452

Ching-Tai Chiang                           38,559                     *             38,559

Wen-Hui Chiang                             54,026                     *             54,026


Dorcas & Kalam Co.                         52,530                     *             52,530

Fumi Hsu                                   32,806(3)                  *             32,806

Henry Hsu                                   3,391(3)                  *              3,391

Hsiou-Fong Huang                           35,502                     *             35,502

Phillip C. Huang                           16,207                     *             16,207

Tsue-Hsing Huang                           67,586                     *             67,586

Ching-Ling Hwu                             13,568                     *             13,568

Joseph C. C. Kuo                           15,436(3)                  *             15,436

Lih-Yuh Kuo                               160,339(3)                  *            160,339

John S. Lai                                 3,272                     *              3,272

Kuo-Pin Lai                                33,415(3)                  *             33,415

Sng Un Lai                                  4,630                     *              4,630

Paul C. Lee                                15,067                     *             15,067

Richard T. Lai                             12,271(4)                  *             12,271

Jen Li & Lan In Chen                        7,531(3)                  *              7,531

Ja S. Lin                                  21,056                     *             21,056

                                                          PERCENT OF      NUMBER OF SHARES
                                 NUMBER OF SHARES         OUTSTANDING      REGISTERED FOR
NAME OF SELLING STOCKHOLDER         OWNED(1)(2)             SHARES          SALE HEREBY
------------------------------   ----------------      ----------------   ----------------
Shung-Mei Lin                              26,233                     *             26,233

Jacklyn Y. C. Tung                          1,643                     *              1,643

Guang Tsan Wang                            45,573(3)                  *             45,573

Hsin Tzu Wang                              25,100                     *             25,100

Sue Wang                                    5,021(3)                  *              5,021

Herbert A. Whitehouse                      33,109(4)                  *             33,109

David Wu                                    2,509                     *              2,509

Lihhwa Cheng Wu                             2,509                     *              2,509

Chung-Hua Lee Yu                           12,027(3)                  *             12,027

Guang Wey Yu                                3,272(3)                  *              3,272

Juei-Tsui Yu                               15,369(3)                  *             15,369

Jih-Main Yu                                 7,799(3)                  *              7,799

Juei-Hsiang Yu                             21,429(3)                  *             21,429

King-Teh Yu                                15,757(4)                  *             15,757

Sin-Nee Yu                                 10,962(3)                  *             10,962

Shirley M. Yu                               1,532(3)                  *              1,532

* Less than 1% of the Company's outstanding shares.

(1) All share ownership information was provided to us by the selling stockholders.

(2) Assumes that all of the shares held by the selling stockholders and being offered hereby are sold, and that the selling stockholders acquire no additional shares of common stock prior to completion of this offering.

(3) The selling stockholder was an Optionor.

(4) The selling stockholder was a former director of Great Eastern.

                       DESCRIPTION OF CATHAY CAPITAL STOCK

         COMMON STOCK

         Cathay's authorized capital stock consists of (a) 100,000,000 shares of common stock, par value $0.01 per share, of which 50,281,910 shares were issued and outstanding as of March 31, 2006; and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 shares are designated as Series A Junior Participating Preferred, but none of which shares of preferred stock are issued and outstanding. Please note that, as described in "Risk Factors - Certain provisions of our charter, bylaws, and rights agreement could make the acquisition of our Company more difficult."

         Cathay common stock is listed for trading on the Nasdaq National Market under the symbol "CATY."

         Cathay's stockholders do not have preemptive rights to subscribe to any additional securities that may be issued by Cathay. Each share of Cathay common stock has the same relative rights and is identical in all respects to every other share of Cathay common stock. If Cathay is liquidated, the holders of Cathay common stock are entitled to share, on a pro rata basis, Cathay's remaining assets after provision for liabilities and following the payment of the full amount of liquidation preference to the holders of any outstanding shares of Series A Participating Preferred Stock or any other series of preferred stock which may be outstanding at that time.

         PREFERRED STOCK

         The board of directors of Cathay is authorized to issue preferred stock in one or more series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereon. Any preferred stock issued by Cathay may rank prior to common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into shares of common stock.

         ANTI-TAKEOVER PROVISIONS IN CATHAY'S CERTIFICATE OF INCORPORATION AND BYLAWS

         General. Cathay's restated certificate of incorporation and restated bylaws contain certain provisions that deal with matters of corporate governance and certain rights of stockholders which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual stockholders may deem to be in their best interest, or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

         The following description of certain of the provisions of Cathay's restated certificate of incorporation and restated bylaws is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Cathay's previous filings with the Securities and Exchange Commission. See "Where You Can Find More Information" to learn how to obtain a copy of these documents.

         Cathay has various anti-takeover measures in place. For example, as described below, Cathay has put in place the Rights Agreement and has included in its restated certificate of incorporation related provisions that may give certain holders of Series A Junior Participating Preferred Stock special rights in case of a consolidation, merger, combination or other similar transaction.

         Preferred Stock Purchase Rights. On November 16, 2000, Cathay's board of directors adopted a Rights Agreement between Cathay and American Stock Transfer and Trust Company, as Rights Agent, and declared a dividend of one preferred share purchase right for each outstanding share of Cathay common stock. The dividend was payable on January 19, 2001, to stockholders of record at the close of business on the record date, December 20, 2000. Each preferred share purchase right entitles the registered holder to purchase from Cathay one one-thousandth of a share of Cathay Series A Junior Participating Preferred Stock at a price of $200, subject to adjustment. In general, the rights become exercisable if, after December 20, 2000, a person or group acquires 15% or more of Cathay's common stock or announces a tender offer for 15% or more of the common stock. Cathay's board of directors is entitled to redeem the rights at one cent per right at any time before any such person acquires 15% or more of the outstanding common stock. The rights will expire on December 20, 2010. The Rights Agreement is a successor to Cathay's prior rights agreement, which expired at the close of business on December 20, 2000.

         In addition, Cathay's restated certificate of incorporation has other provisions that could make more difficult the acquisition of Cathay by means of a tender offer, a proxy contest, merger or otherwise. These provisions include:
(i) the "staggered board," whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any "Business Combination" (as defined in the restated certificate of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

         Directors. Certain provisions of Cathay's restated certificate of incorporation and restated bylaws will impede changes in majority control of the board of directors. Cathay's restated certificate of incorporation and/or restated bylaws provide that:

         o Cathay's board is divided into three classes so that approximately one-third of the total number of directors is elected each year. This "classified" board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors;

         o any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, is filled for the remainder of the unexpired term by a majority vote of the directors then in office;

         o a director, in general, may be removed from office at any time only for cause and only by the affirmative vote of eighty (80%) percent of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class; and

         o    a procedure for the nomination of directors.

         Delaware Anti-Takeover Statute. Cathay is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

         o before that date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

         o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and employee stock plans; or

         o on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

         For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation's voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

         Purpose and Takeover Defensive Effects of Cathay's Restated Certificate of Incorporation and Restated Bylaws. Cathay's board believes that the provisions contained in Cathay's restated certificate of incorporation and Restated Bylaws described above are prudent and will reduce Cathay's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes that these provisions are in the best interest of Cathay and its stockholders. In the judgment of the board of directors, Cathay's board will be in the best position to determine the true value of Cathay and to negotiate more effectively for terms that will be in the best interest of its stockholders. Accordingly, the board of directors believes that it is in the best interest of Cathay and its stockholders to encourage a potential acquirer to negotiate directly with the board of directors, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Cathay and otherwise in the best interest of all stockholders.

         An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Cathay's remaining stockholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than 300, thereby allowing for Exchange Act deregistration.

         Despite the belief of Cathay as to the benefits to stockholders of these provisions of Cathay's restated certificate of incorporation and restated bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Cathay's board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Cathay's board of directors and management more difficult. The board of directors of Cathay, however, has concluded that the potential benefits outweigh the possible disadvantages.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this prospectus for the selling stockholders.

         We will pay the costs and fees of registering the common stock covered by this prospectus and other expenses related to the registration of the common stock to the extent required by Section 10.2 of the Agreement and Plan of Merger incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. However, we will not pay any underwriting discounts or commissions or other amounts payable to underwriters, dealers or agents, or any transfer taxes or other expenses associated with the sale of the common stock, on behalf of any selling stockholder. Pursuant to the Agreement and Plan of Merger, we have agreed to provide certain indemnification to the selling stockholders who were officers or directors of Great Eastern against certain liabilities in connection with this offering, including liabilities under the Securities Act, under the terms, conditions and limitations specified in Section
7.7 of the Agreement and Plan of Merger.

         The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares. The selling stockholders may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of the shares through:

         o a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

         o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

         o ordinary brokerage transactions and transactions in which a broker solicits purchasers;

         o    an underwritten offering (if we consent to do so);

         o    a combination of such methods of sale; or

         o    any other method permitted pursuant to applicable law.

         When selling the common stock, the selling stockholders may enter into one or more, or a combination of, hedging transactions with financial institutions, which we refer to as "counterparties", in which the selling stockholder:

         o enters into transactions involving short sales of the shares by counterparties;

         o sells shares short itself and redelivers such shares to close out its short positions;

         o enters into option, forward or other types of transactions that require the selling stockholders to deliver shares to a counterparty, who may resell or transfer the shares under this prospectus; or

         o loan or pledge the shares to a counterparty, who may sell or transfer such shares.

         The selling stockholders may negotiate and pay broker-dealers' commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the shares may qualify as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts, or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as an "underwriter," the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         In addition to selling the shares under this prospectus, a selling stockholder may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. Also, a selling stockholder may decide not to sell any common stock offered hereby.

         The selling stockholders and any underwriters and distribution participants will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling stockholders. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholders or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock.

         Underwriters and others who are deemed to be underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

         We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by any selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement may disclose:

         o the name of the selling stockholders and of the participating broker-dealer(s);

         o    the number of shares involved;

         o    the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         o that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

         o    other facts material to the transaction.

         Any common stock covered by this prospectus which qualifies for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 or Rule 145 in certain instances, rather than pursuant to this prospectus. In addition, the selling stockholders may transfer the shares by other means not described in this prospectus.

                                  LEGAL MATTERS

         The validity of the Cathay common stock being offered hereby will be passed upon for Cathay by Bingham McCutchen LLP, San Francisco, California.

                                     EXPERTS

         The consolidated financial statements of Cathay as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 101 F Street, N.E., Washington, D.C. 20549. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. We maintain an Internet website at http://cathaybank.com. The information on our website is not a part of this prospectus.

         This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

         FILING (File No. 000-18630)                             PERIOD
--------------------------------------------   ------------------------------------------
Annual Report on Form 10-K                     Fiscal Year Ended December 31, 2005
Current Report on Form 8-K                     Dated April 20, 2006
Current Report on Form 8-K                     Dated April 7, 2006
Current Report on Form 8-K                     Dated March 31, 2006
Current Report on Form 8-K                     Dated February 21, 2006
Current Report on Form 8-K                     Dated January 25, 2006
Current Report on Form 8-K                     Dated January 10, 2006
Registration Statement on Form 8-A Regarding   Dated September 16, 1999 (Amendment No. 1)
 Common Stock
Registration Statement on Form 8-A Regarding   Dated December 20, 2000
 Preferred Stock Purchase Rights

         We also incorporate by reference any future filings (other than current reports on Form 8-K that are furnished rather than filed) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

         We will provide without charge upon written or oral request a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits unless specifically incorporated by reference into such documents. Requests should be directed to:

                              Cathay General Bancorp
                              Attention:  Investor Relations
                              777 North Broadway
                              Los Angeles, CA  90012
                              Telephone:  (213) 625-4700

                        [LOGO OF CATHAY GENERAL BANCORP]

                                1,181,164 SHARES

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                                 April 26, 2006

                                     PART II

                            INFORMATION NOT REQUIRED
                                  IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the distribution of the securities being registered, all of which are to be paid by us, are as follows:

    Securities and Exchange Commission Registration Fee.......   $ 4,836.74
    Legal Fees and Expenses...................................       50,000
    Accounting Fees and Expenses..............................       12,500
    Miscellaneous Fees and Expenses...........................     2,663.26
    Total.....................................................   $   70,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The bylaws of Cathay provide that directors and officers of Cathay shall be, and at the discretion of the board of directors, non-officer employees may be, indemnified by Cathay against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Cathay, to the maximum extent permitted under Delaware law.

         As permitted by the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (i.e., a "derivative action")), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the stockholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action. Delaware law permits a corporation to advance expenses to directors or officers upon the corporation's receipt of an undertaking by such persons to repay the advance in the event of a specific determination that such person was not entitled to indemnification.

         Delaware law requires court approval before there may be any indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action by reason of the fact that he is or was a director, officer, employee or agent of the corporation. Delaware law, however, provides that the termination of any proceeding (other than an action by or in the right of the corporation) by judgment, order, settlement, conviction or upon a plea of nolo contendere does not create a presumption adverse to the director, officer or other person.

         Cathay's bylaws provide that each person who is involved in any litigation or other proceeding because he or she is or was a director or officer of Cathay or, among other things, of another related entity shall be indemnified by Cathay to the fullest extent authorized by Delaware law (but, in the case of any future amendment to Delaware law, the right to indemnification shall be adjusted only to the extent that such amendment permits Cathay to provide broader indemnification rights than prior to such amendment), against all expense, liability or loss reasonably incurred by such persons in connection therewith. The bylaws also provide that indemnification to directors and officers is a contract right and the right includes the right to be paid the expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that the advancement of the expenses will be made only after the person delivers an undertaking to Cathay to repay any amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. The purpose of providing that the right of indemnification is a contract right is to provide an indemnified party with an enforceable claim that may not be unilaterally affected by actions taken by Cathay (e.g., there would be a claim under contract law to indemnification as to conduct which occurred while this provision of the bylaws was in effect, regardless of subsequent changes to the bylaws). If Cathay does not pay a proper claim for indemnification in full within 30 days after a written claim for indemnification is received by Cathay, the bylaws authorize the claimant to bring a suit against Cathay and prescribe what does and does not constitute a defense to such action. This right to indemnification and advancement of expenses also may be conferred upon any employee or agent of Cathay if, and to the extent, authorized by Cathay's bylaws or its board of directors. Cathay's bylaws provide that indemnification may be available to employees and agents.

         In any action by a person seeking indemnification, it is a defense that such person has not met any applicable standard for indemnification as set forth in Delaware General Corporation Law. However, neither the failure of Cathay to have made a determination that the applicable standard has been satisfied, or an actual determination by Cathay that the person has not satisfied the applicable standard, creates a presumption that the standard was not satisfied, or is a defense to such action. The burden of proving that the applicable standard of conduct has not been satisfied, and that the person is not entitled to indemnification, is on Cathay.

         The bylaws further state that the right to indemnification and the advancement of expenses conferred by the bylaws is not exclusive of any other right which any person may have or later acquire under any statute or any provision of Cathay's certificate of incorporation or bylaws, by vote of the stockholders or disinterested directors, or otherwise. In addition, the bylaws authorize Cathay to maintain insurance, at its expense, to protect itself and certain individuals, including officers and directors of Cathay, against any expense, liability or loss, whether or not Cathay would have the power to indemnify the person under Delaware law.

         The foregoing indemnification provisions are included in Cathay's bylaws in recognition of the need to protect directors and officers of Cathay so as to attract and retain the best persons available to serve in those capacities. In light of the complexities and pressures placed on directors of publicly held corporations, and especially companies involved in the complex and fast-changing financial services industry, the board of directors believes that the time, effort and talent of officers and directors of Cathay and its subsidiaries should be directed toward managing Cathay's business, rather than being forced to act defensively out of concern over costly personal litigation. By including these indemnification provisions in Cathay's bylaws, directors and officers of Cathay have the assurance that they will be indemnified for actions taken in good faith and in a manner believed to be in the best interest of the stockholders.

         In May 1991, Cathay began entering into indemnity agreements with its directors and certain of its officers. These indemnity agreements permit Cathay to indemnify an officer or director to the maximum extent permitted under Delaware law and prohibit Cathay from terminating its indemnification obligations as to acts of any officer or director that occur before the termination. Cathay believes the indemnity agreements will assist it in attracting and retaining qualified individuals to serve as directors and officers of Cathay. Cathay's certificate of incorporation also provides for certain limitations on the liability of directors, as permitted by Delaware law. The indemnifications and limitations on liability permitted by the certificate of incorporation, bylaws and the indemnity agreements are subject to the limitations set forth by Delaware law.

ITEM 16. EXHIBITS

         An Exhibit Index has been attached as part of this Registration Statement and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; or

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs 1(i), 1(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

               (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

               (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or
(x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

         (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 26th day of April, 2006.

                                                 Cathay General Bancorp


                                                 By: /s/Dunson K. Cheng
                                                     ---------------------------
                                                     Dunson K. Cheng
                                                     Chairman, President
                                                     and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Dunson K. Cheng and Heng W. Chen, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him and in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, including post-effective amendments and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                              CAPACITY                         DATE
------------------------------   ----------------------------------------   ----------------

      /s/Dunson K. Cheng         Chairman, President and Chief Executive     April 26, 2006
------------------------------   Officer and Director
       Dunson K. Cheng           (principal executive officer)

       /s/Heng W. Chen           Executive Vice President, Chief             April 26, 2006
------------------------------   Financial Officer/Treasurer (principal
        Heng W. Chen             financial officer) (principal accounting
                                 officer)

         /s/Peter Wu                             Director                    April 26, 2006
------------------------------
          Peter Wu

      /s/Anthony M. Tang                         Director                    April 26, 2006
------------------------------
       Anthony M. Tang

          SIGNATURE                              CAPACITY                         DATE
------------------------------   ----------------------------------------   ----------------

       /s/Kelly L. Chan                          Director                    April 26, 2006
------------------------------
        Kelly L. Chan

    /s/Michael M. Y. Chang                       Director                    April 26, 2006
------------------------------
     Michael M. Y. Chang

     /s/Thomas C. T. Chiu                        Director                    April 26, 2006
------------------------------
      Thomas C. T. Chiu

       /s/Nelson Chung                           Director                    April 26, 2006
------------------------------
        Nelson Chung

     /s/Patrick S. D. Lee                        Director                    April 26, 2006
------------------------------
      Patrick S. D. Lee

         /s/Ting Liu                             Director                    April 26, 2006
------------------------------
          Ting Liu

     /s/Joseph C. H. Poon                        Director                    April 26, 2006
------------------------------
      Joseph C. H. Poon

    /s/Thomas G. Tartaglia                       Director                    April 26, 2006
------------------------------
     Thomas G. Tartaglia

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------   ----------------------------------------------------------------------
  2.1 Agreement and Plan of Merger dated as of February 16, 2006, by and among Cathay General Bancorp, Cathay Bank and Great Eastern Bank (by filing this Agreement, the Registrant does not admit that the Agreement is material)

  3.1 Restated Certificate of Incorporation of Cathay General Bancorp (incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2003)

  3.2 Amendment to Restated Certificate of Incorporation of Cathay General Bancorp (incorporated by reference to Exhibit 3.1.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2003)

  3.3 Restated Bylaws, as amended, of Cathay General Bancorp (incorporated by reference to Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2003)

  3.4     Amendment to Restated Bylaws (incorporated by reference to Exhibit
          3.2.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2003)

  4.1 Rights Agreement (incorporated by reference to Exhibit 1 to Registrant's Registration Statement on Form 8-A dated December 20,
          2000)

  4.2 Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2001)

  5.1     Opinion of Bingham McCutchen LLP

  23.1    Consent of Bingham McCutchen LLP (included in Exhibit 5.1)

  23.2    Consent of KPMG LLP

  24.1 Power of Attorney (included on signature pages of this Registration Statement)